SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ # 02.808.708/0001-07
NIRE # 35.300.157.770
Publicly-Held Company

(Free translation from original in Portuguese)

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (“Company”), held on March 15, 2004, and drawn up as a summary:

1.	Date, time and venue: March 15, 2004, at 5:00 pm, at the Company’s headquarters, located at Rua Doutor Renato Paes de Barros, 1017, 4th floor, City and State of São Paulo.

2.	Attendance: Majority of the Members of the Board of Directors.

3.	Decisions:

a) Approve the replacement of the current independent auditors PricewaterhouseCoopers Auditores Independentes with the company Deloitte Touche Tohmatsu Auditores Independentes, in accordance with Article 31 of CVM Instruction 308/99.

4.

Closing: Having no further issues to address, the minutes referring to this meeting have been drawn up, read and approved by the Board Members and signed by all. Signatures: MARCEL HERRMANN TELLES, VICTÓRIO CARLOS DE MARCHI, JORGE PAULO LEMANN, CARLOS ALBERTO DA VEIGA SICUPIRA, JOSÉ HEITOR ATTÍLIO GRACIOSO and ROBERTO HERBSTER GUSMÃO.

São Paulo, March 15, 2004.

MARCEL HERRMANN TELLES
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.